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                           November 20, 2023

       Peter R. Orszag
       Chief Executive Officer
       Lazard Ltd
       Clarendon House
       2 Church Street
       Hamilton HM 11, Bermuda

                                                        Re: Lazard Ltd
                                                            Registration
Statement on Form S-4
                                                            Filed November 13,
2023
                                                            File No. 333-275510

       Dear Peter R. Orszag:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at 202-551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Stephen M. Salley